恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

02060460

02 NOV 14 AM 9:54

Our Ref.: HASE/JY/HI/02500

11th November, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Appointment of Independent Financial Adviser

We enclose for your information a copy of the announcement *(in English)* of the Company on 8th November, 2002, of the appointment of independent financial adviser which has been advertised in newspapers on 9th November, 2002 and 11th November, 2002.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlo 12/11

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

Proposed privatisation of HIL by HLD

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the joint announcement dated 5th November, 2002 (the "Joint Announcement") made by Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited ("HIL"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

The board of directors of HIL wishes to announce that Platinum Securities Company Limited has been appointed as the independent financial adviser to the independent board committee of HIL in respect of the Proposal and/or the Scheme pursuant to Rule 2.1 of the Takeovers Code.

Shareholders of HIL and/or potential investors in HIL should be aware that the implementation of the Proposal is subject to the conditions set out in the Joint Announcement being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in HIL Shares.

HIL Shareholders are reminded that HIL Shareholders whose names appear on the register of members of HIL on 18th December, 2002 will be paid a final dividend of HK$0.11 per HIL Share on 19th December, 2002. Such payment of the final dividend is subject to the approval of the HIL Shareholders at the annual general meeting of HIL to be held on 18th December, 2002. For the avoidance of doubt, it should be noted that payment of such final dividend is not dependent on the Scheme which is not expected to become effective on or before 18th December, 2002.

By order of the Board of
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 8th November, 2002

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.